

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 16, 2022

Blue Water Vaccines, inc.
201 E. Fifth Street, Suite 1900
Cincinnati, OH 45202

> **Re:    Blue Water Vaccines, Inc.**
> **Form S-1**
> **Exhibit Nos. 10.8, 109.9 and 10.10**
> **Filed November 4, 2021**
> **File No. 333-260137**

Dear Mr. Hernandez:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance